CANNEX CAPITAL HOLDINGS INC.

(Formerly Arco Resources Corp.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Expressed in United States Dollars

Unaudited

January 31, 2019

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Cannex Capital Holdings Inc. for the nine months ended January 31, 2019 have been prepared by the management of the Company and approved by the Company's audit committee.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of the condensed consolidated interim financial statements by an entity's auditor.

CANNEX CAPITAL HOLDINGS INC.

(formerly Arco Resources Corp.)

Condensed Consolidated Interim Statements of Financial Position

(United States dollars)

	Note	January 31 2019	April 30 2018
		$	$

ASSETS

Current assets
Cash and cash equivalents		27,847,191	11,862,715
Accounts receivable	6, 19	2,134,365	1,582,994
Equipment finance receivable	7, 19	131,771	157,084
Inventory		319,331	147,705
Prepaid expenses		517,116	128,798
Total current assets		30,949,774	13,879,296

Non-current assets
Deposits		2,016,029	59,456
Convertible note receivable and derivative asset	8	-	2,511,759
Advance to 4Front	9	2,000,000	-
Other investments	10	981,812	-
Property, plant and equipment	11	28,830,224	30,277,769
Equipment finance receivable	7, 19	305,714	370,508
Total non-current assets		34,133,779	33,219,492

Total assets		65,083,553	47,098,788

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	12, 19	1,611,387	2,377,155
Income taxes payable		295,000	75,000
Promissory note due within 12 months	13	-	932,266
Convertible promissory note due within 12 months	14	-	1,144,201
Derivative liability	14	13,957,142	5,077,000
Total current liabilities		15,863,529	9,605,622

Non-current liabilities
Promissory note	13	-	1,603,782
Convertible promissory notes	14	13,021,289	3,745,285
Deferred income taxes		1,052,295	1,117,295
Total non-current liabilities		14,073,584	6,466,362

Total liabilities		29,937,113	16,071,984

EQUITY
Share capital - common	15	30,335,767	31,007,807
Share capital - Class A	15	1,462,329	1,462,329
Reserves	16	12,807,305	3,475,788
Deficit		(9,458,961)	(4,919,120)
		35,146,440	31,026,804

Total liabilities and equity		65,083,553	47,098,788

Commitment (note 20)

Events after the reporting period (note 25)

On behalf of the directors:
"Leo Gontmakher"	Director	"Roman Tkachenko"	Director
Leo Gontmakher		Roman Tkachenko

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.

(formerly Arco Resources Corp.)

Condensed Consolidated Interim Statements of Comprehensive Loss

(United States dollars)

	Note	Three months ended		Nine months ended
		January 31 2019	December 31 2017	January 31 2019	December 31 2017
		$	$	$	$

Product sales	21	1,281,275	1,244,709	3,144,796	2,018,347
Cost of sales		1,102,601	1,083,383	2,544,203	1,729,206
Gross profit		178,674	161,326	600,593	289,141
Rental income	21	2,397,512	1,639,296	6,985,928	4,204,672
		2,576,186	1,800,622	7,586,521	4,493,813

Operating expenses
Accretion	14	416,197	-	1,036,197	-
Consulting fees		885,667	172,127	1,023,667	275,217
Depreciation	11	499,870	731,477	1,500,430	1,359,357
Director fees		50,960	-	113,171	-
Foreign exchange		167,232	(19,553)	(143,131)	(19,553)
General		410,812	200,036	882,489	228,974
Interest	13, 14	1,187,754	320,626	1,834,141	1,113,431
Investor relations		91,442	16,816	334,222	24,424
Legal and professional fees		633,724	306,328	1,219,826	437,280
Rent		50,238	63,173	148,864	77,278
Share-based compensation	18	1,155,695	462,505	2,125,482	462,505
Shareholder and regulatory		36,209	8,289	80,329	8,289
Property taxes		68,330	14,355	361,534	193,509
Travel		39,915	142,293	135,731	142,293
Wages and salaries	19	519,091	101,755	987,151	208,699
		6,213,136	2,520,227	11,640,103	4,511,703

Loss before other items		(3,636,950)	(719,605)	(4,053,582)	(17,890)

Other income
Change in fair value of derivative liabilities	14	(1,811,000)	-	1,961,000	-
Loss on loan settlement	14	(2,514,000)	-	(2,514,000)	-
Interest income		46,856	-	221,741	-
Loss before income taxes		(7,915,094)	(719,605)	(4,384,841)	(17,890)
Income taxes
Current		228,000	-	(220,000)	-
Deferred		22,000	-	65,000	(1,919,930)
		250,000	-	(155,000)	(1,919,930)

Loss for the period		(7,665,094)	(719,605)	(4,539,841)	(1,937,820)
Translation gain		909,109	38,414	459,382	29,142
Comprehensive loss for the period		(6,755,985)	(681,191)	(4,080,459)	(1,908,678)
Basic and diluted loss per share	23	(0.04)	(0.01)	(0.02)	(0.06)
Weighted average number of shares outstanding, basic and diluted	23	183,713,937	96,801,748	183,713,937	35,078,186

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.

(formerly Arco Resources Corp.)

Condensed Consolidated Interim Statements of Cash Flow

(United States dollars)

Nine months ended	Note	January 31 2019	December 31 2017
		$	$

Operating activities
Loss for the period		(4,539,842)	(1,937,820)
Items not requiring cash:
Accretion	14	1,036,197	-
Depreciation	11	1,500,430	1,359,357
Share-based compensation	18	2,125,482	462,505
Interest income		(221,741)	-
Interest expense		1,834,141	1,113,431
Shares issued for payment of consulting services		-	-
Unrealized exchange loss (gain)		(168,688)	-
Change in fair value of derivative liabilities	14	(1,961,000)	-
Deferred income taxes		(65,000)	1,919,930
Changes in working capital:
Accounts receivables		(549,212)	(582,375)
Inventory		(171,626)	607,388
Prepaid expense		(388,316)	(183,645)
Accounts payable		(672,159)	(1,429,475)
Taxes payable		220,000	-

Net cash generated from (used in) operations		(2,021,334)	1,329,296

Investing activities
Cash acquired from acquisitions		-	183,148
Deposits		(1,956,573)	104,517
Purchase of property, plant and equipment	11	(52,885)	(1,685,902)
Investment in Jetty	8	(1,000,000)	-
Repayment by Jetty	8	3,500,000	-
Interest income		102,540	-
Advance to 4Front		(2,000,000)	-
Equity investments		(981,812)	-
Repayment of equipment finance receivable	7	90,107	-

Net cash generated from (used in) investing activities		(2,298,623)	(1,398,237)

Financing activities
Issuance of common shares for cash, net of issuance costs		-	2,299,556
Share subscriptions received		-	9,428,095
Capital contributed		-	1,808,380
Revolving loan advances	11	-	986,261
Convertible note repayments	14	(6,964,485)	-
Convertible note advances		32,000,000	-
Convertible note costs		(738,900)	-
Loan proceeds		-	230,000
Loan repayments	13	(2,536,048)	(3,043,366)
Interest paid	13, 14	(1,447,355)	(339,162)

Net cash generated by (used in) financing activities		20,313,212	11,369,764

Effect of exchange rate movements on cash		(8,780)	(422,332)

Change in cash and cash equivalents		15,984,475	10,878,491
Cash and cash equivalents, beginning of period		11,862,716	-
Cash and cash equivalents, end of period		27,847,191	10,878,491
Cash and cash equivalents comprise
Cash		21,380,362	10,878,491
Cash equivalents		6,466,829	-
		27,847,191	10,878,491

Supplemental disclosure with respect to cash flow (note 24)

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.

(formerly Arco Resources Corp.)

Condensed Consolidated Interim Statements of Equity

(United States dollars)

	Note	Number of Shares		Share capital		Share sub-scriptions received	Members' equity	Reserves	Deficit	Total
		Common	Class A	Common	Class A
				$	$	$	$	$	$	$

March 31, 2017		-	-	-	-	-	-	-	-	-

Issuance of shares for cash	15	19,350,355	-	2,229,556	-	-	-	-	-	2,229,556
Shares issued for payment of consulting services		16,360,056	-	-	-	-	-	-	-	-
Share subscriptions received		-	-	-	-	9,428,095	-	-	-	9,428,095
Cash contributed	15	-	-	-	-	-	2,308,379	-	-	2,308,379
Cash distributed	15	-	-	-	-	-	(499,999)	-	-	(499,999)
Loan converted to equity	15	-	-	-	-	-	1,706,120	-	-	1,706,120
Effect of acquisitions under common control		-	-	-	-	-	(1,629,024)	-	-	(1,629,024)
Foreign currency translation loss		-	-	-	-	-	-	29,142	-	29,142
Loss for the period		-	-	-	-	-	-	-	(1,937,820)	(1,937,820)

December 31, 2017		35,710,411	-	2,229,556	-	9,428,095	1,885,476	29,142	(1,937,820)	11,704,449

April 30, 2018		87,192,203	96,521,734	31,007,807	1,462,329	-	-	3,475,788	(4,919,120)	31,026,804

Share issue costs		-	-	(672,040)	-	-	-	-	-	(672,040)
Fair value of warrants issued		-	-	-	-	-	-	6,746,653	-	6,746,653
Share-based compensation	18	-	-	-	-	-	-	2,125,482	-	2,125,482
Foreign currency translation loss		-	-	-	-	-	-	459,382	-	459,382
Income for the period		-	-	-	-	-	-	-	(4,539,841)	(4,539,841)

January 31, 2019		87,192,203	96,521,734	30,335,767	1,462,329	-	-	12,807,305	(9,458,961)	35,146,440

See accompanying notes

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

1. Corporate Information

Cannex Capital Holdings Inc. (formerly Arco Resources Corp.) ("Cannex" or the "Company") was incorporated as Atomic Minerals Ltd. on March 13, 2006 pursuant to the provisions of the British Columbia Business Corporations Act and was previously listed on the NEX board of the TSX Venture Exchange (the "Exchange").

On March 13, 2018, Cannex Capital Group Inc. (the "Cannex Group") and its security holders (the "Cannex Group Security holders") completed an amalgamation with Arco Resources Corp. ("Arco"), a public company listed on the NEX board of the Exchange pursuant to which the Cannex Group Security holders transferred all of their common shares of Cannex Group in exchange for common shares of Arco on a 1:1 ratio. The transaction resulted in the former Cannex Group Security holders obtaining control the resulting issuer, and therefore constituted a reverse takeover (the "RTO Amalgamation") under the policies of the Exchange.

Concurrently with the RTO Amalgamation Cannex Group completed the acquisition of 100% of the membership units of BrightLeaf, LLC ("BrightLeaf"), an entity under common control with Cannex Group, for cash of $22,532,608, the issuance of convertible promissory notes of $9,033,025 (note 14) and the assumed debts of $4,434,370. Prior to the acquisition BrightLeaf debt of $892,265 was converted to equity of BrightLeaf.

The ongoing entity, being the combined operations of Cannex Group and BrightLeaf, has adopted the name Cannex Capital Holdings Inc. Cannex has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of Cannex and the net assets of Arco at the date of the RTO Amalgamation are deemed to have been acquired by Cannex. The comparative figures are those of Cannex and BrightLeaf prior to the RTO Amalgamation.

In connection with the RTO Amalgamation, Cannex delisted its common shares from the NEX and relisted on the Canadian Securities Exchange and completed a private placement, net of issuance costs, for $34,749,478. The Company's common shares resumed trading on the Canadian Securities Exchange under the symbol "CNNX" on March 14, 2018.

The Company leases real estate and sells supplies to cannabis producers and is seeking to expand through investments in cannabis growers, processors and retailers. The head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

2. Basis of Presentation

a) Change of year end

Cannex Group had a September 30 year end but, in conjunction with the RTO Amalgamation, elected to change its year end to April 30. The comparative statements of comprehensive income (loss), equity, and cash flow are for the period ended December 31, 2017.

b) Statement of compliance

These condensed consolidated interim financial statements for the nine months ended January 31, 2019 have been prepared in accordance with IAS 34 - Interim Financial Reporting and should be read in conjunction with the Company's April 30, 2018 audited financial statements which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company's audit committee approved the release of these condensed consolidated interim financial statements on March 30, 2019.

c) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in the Company's April 30, 2018 audited financial statements. The condensed consolidated interim financial statements are presented in United States dollars. The functional currency of the parent company, Cannex, is the Canadian dollar ("C$") and the functional currency of its subsidiary companies is the United States dollar ("$").

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

2. Basis of Presentation (continued)

d) Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company's activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated.

Cannex's principal subsidiaries are:

Entity	Ownership Percentage	Principal Activity
BrightLeaf Development LLC ("BrightLeaf")	100%	Real estate holding
Real Estate Properties LLC ("REP")	100%	Real estate holding
Fuller Hill Development Co LLC ("Fuller")	100%	Leaseholds
Ag-Grow Imports LLC ("Ag-Grow")	100%	Sale of supplies
Cannex Capital Group Inc.	100%	Holding
Cannex Holdings (Nevada) Inc. ("Cannex USA")	100%	Holding
Cannex Holdings (California) Inc.	100%	Holding

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

2. Basis of Presentation (continued)

e) Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company indirectly derives its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. The Company is not directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in either Canada or the United States, nor is the Company directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the medical cannabis marketplace in Canada or the United States.

More than half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol ("THC"), while other states have regulated the sale and use of medical and adult-use cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

3. Adoption of New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee, were adopted during the period, or were mandatory for the Company's fiscal periods beginning on or after May 1, 2018 or are required to be adopted in future periods.

New standards adopted during the period ended January 31, 2019

a) IFRS 9 - Financial Instruments

On May 1, 2018, the Company adopted the new accounting standard IFRS 9. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company's accounting policy with respect to financial liabilities is unchanged.

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9.

Financial assets

1. Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI") or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

3. Adoption of New Accounting Pronouncements and Recent Developments (continued)

Financial assets

1. Classification and measurement

i) Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

ii) Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

iii) Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

2. Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

3. Adoption of New Accounting Pronouncements and Recent Developments (continued)

Financial assets

3. Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income. The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification on IAS 39	New classification on IFRS 9

Financial assets

Cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost

Financial liabilities

Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Short term loans and interest payable	Amortized cost	Amortized cost
Due to related parties and interest payable	Amortized cost	Amortized cost
Liabilities on derivatives	FVTPL	FVTPL

Derivative financial instruments

Derivatives are recognized initially at fair value on the date the related contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the statement of profit or loss.

b) IFRS 15 - Revenue from Contracts with Customers

On May 1, 2018, the Company adopted the new accounting standard IFRS 15 to all contracts using the modified retrospective approach. The Company has concluded that there is no significant impact resulting from the application of the new revenue standard on its consolidated financial statements. Under the new revenue standard, the Company's revenue continues to be recognised when products are delivered to the customer, which is also the moment when control of the products is transferred, and when there is no unfulfilled obligation that could affect the customer's acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer and the customer has accepted the products in accordance with the sales contract.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

3. Adoption of New Accounting Pronouncements and Recent Developments (continued)

New standards, interpretations and amendments not yet effective

c) IFRS - Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company's fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as fiscal approaches.

d) IFRIC 23

This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company's consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company's financial statements.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

4. Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company's April 30, 2018 audited financial statements.

The Company makes critical judgments in the determination of property, plant and equipment, inventory, share-based compensation, fair value of financial instruments and impairment.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

5. Capital Management

The Company's primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with financial institutions.

There were no changes to the Company's approach to capital management during the nine months ended January 31, 2019 from the period ended April 30, 2018. The Company is not subject to any externally imposed capital requirements.

6. Accounts Receivable

	January 31 2019	April 30 2018
	$	$

Trade accounts receivable	1,973,384	1,515,887
Allowance for doubtful debts	-	-
Net trade accounts receivable	1,973,384	1,515,887
Other receivables	160,981	67,107
	2,134,365	1,582,994

As at January 31, 2019, two customers accounted for 100% (April 30, 2018 - 86%) of total accounts receivable (note 21).

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

7. Equipment Finance Receivable

$

September 30, 2017	-

Notes receivable	530,178
Interest	690
Repayments (principal and interest)	(3,276)

April 30, 2018	527,592

Interest	21,951
Repayments (principal and interest)	(112,058)

January 31, 2019	437,485

	January 31 2019	April 30 2018
	$	$

Financial statement presentation:
Current	131,771	157,084
Non-current	305,714	370,508
	437,485	527,592

In February 2018 and April 2018, the Company issued notes receivable for a total of $530,178 to a related party. The notes bear interest at 6% per year and are repayable in 48 instalments aggregating $12,451 per month.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

8. Convertible Note Receivable and Derivative Asset

In April 2018, the Company subscribed for a promissory note with Ametrine Wellness dba Jetty Extracts ("Jetty"), a company which holds a 99.99% membership interest in Jetty Marketing, LLC a 50% membership interest in Jetty MindTricks, LLC, and a 5% membership interest in 57th Avenue LLC. Jetty is a California-based processor and distributor of cannabis products.

The Company advanced $3,500,000 to Jetty under a convertible promissory note secured by the assets of Jetty and bearing interest at 8% annually, due on maturity. The promissory note was due on October 10, 2020 but Jetty elected to repay the note early and the Company received full payment of principal and interest in October 2018. The option to settle the promissory notes in common shares of Jetty represented an embedded derivative in the form of a call option to the Company. Jetty was a private company and its shares could not be reliably valued using any market-derived indicators. Accordingly, the derivative asset was initially recognized by comparing a similar instrument without the conversion option and discounting the fair value of the host contract with the non-convertible instrument interest rate, which the Company estimates would be 15%.

	Convertible note receivable	Derivative asset	Total
	$	$	$

September 30, 2017	-	-	-

Advance	2,067,000	433,000	2,500,000
Interest	11,759	-	11,759

April 30, 2018	2,078,759	433,000	2,511,759

Advance	849,000	151,000	1,000,000
Interest	106,029	-	106,029
Repayment	(3,033,788)	(584,000)	(3,617,788)

January 31, 2019	-	-	-

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

9. Transaction with 4Front Holdings

In December 2018, the Company entered into a binding letter agreement to acquire the membership interests of 4Front Holdings, LLC, an U.S.-based cannabis company which owns, manages, or controls or services cannabis licenses in Illinois, Massachusetts, Pennsylvania, and Maryland, in addition to having license applications in other U.S. states. Subsequent to period end, the Company signed a definitive agreement with 4Front with respect to the business combination (note 25).

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

10. Other Investments

Soma

In October 2018, the Company completed a $755,103 (10%) equity investment into Soma Group Holdings Inc. ("Soma"), a New-Zealand based private cannabis start-up. The Company is not able to exert significant influence over the operations of Soma.

$

April 30, 2018	-

Investment	755,103

January 31, 2019	755,103

LemonHaze

In January 2019, the Company completed a $150,000 investment into LemonHaze, Inc., a Washington based private cannabis event company.

$

April 30, 2018	-

Investment	150,000

January 31, 2019	150,000

Conservative Drug Policy Reform Group Ltd.

In February 2019, Cannex Capital Group (UK) Ltd., completed a $76,709 investment into the Conservative Drug Policy Reform Group Ltd., a drug policy reform initiative in the United Kingdom.

$

April 30, 2018	-

Investment	76,709

January 31, 2019	76,709

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

11. Property, Plant and Equipment

	Land	Buildings	Leasehold Improve-ments	Equipment and Fixtures	Total
	$	$	$	$	$
Cost

At April 30, 2018	1,000,000	3,919,453	26,167,255	1,209,082	32,295,790

Purchases	-	-	112,412	(59,527)	52,885
Disposal	-	-	-	(29,114)	(29,114)

At January 31, 2019	1,000,000	3,919,453	26,279,667	1,120,441	32,319,561

Accumulated depreciation

At April 30, 2018	-	106,838	1,727,837	183,346	2,018,021

Depreciation expense	-	76,923	1,282,693	140,814	1,500,430
Disposal	-	-	-	(29,114)	(29,114)

At January 31, 2019	-	183,761	3,010,530	295,046	3,489,337

Net book value

At April 30, 2018	1,000,000	3,812,615	24,439,418	1,025,736	30,277,769
At January 31, 2019	1,000,000	3,735,692	23,269,137	825,395	28,830,224

12. Accounts Payable and Accrued Liabilities

	January 31 2019	April 30 2018
	$	$

Trade accounts payable	1,611,387	2,016,867
Accrued liabilities	-	311,640
Sales taxes	-	48,648
Accounts payable and accrued liabilities	1,611,387	2,377,155

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

13. Promissory Note

The note bears interest at 8.5% annually, with monthly payments of $82,066 including interest. This promissory note was paid in full in October 2018.

$

September 30, 2017	22,473,586

Advances	230,000
Converted to equity	(768,000)
Interest	381,429
Repayments (principal and interest)	(19,780,967)

April 30, 2018	2,536,048

Interest	52,526
Repayments (principal and interest)	(2,588,574)

January 31, 2019	-

	January 31 2019	April 30 2018
	$	$

Financial statement presentation:
Current liabilities	-	932,266
Non-current liabilities	-	1,603,782
	-	2,536,048

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

14. Convertible Promissory Note

	January 31, 2019		April 30, 2018
	Convertible promissory notes	Derivative liability	Convertible promissory notes	Derivative liability

RTO amalgamation	-	-	4,889,486	5,077,000
Gotham Green Partners	13,021,289	13,957,142	-	-
	13,021,289	13,957,142	4,889,486	5,077,000

RTO Amalgamation

On March 13, 2018, the Company entered into convertible promissory notes for $9,033,025 as part of the RTO Amalgamation. The convertible promissory notes are secured by the units of BrightLeaf and pay 12% interest, calculated and paid monthly, and mature on March 15, 2020. The notes are convertible into common shares of the Company at the option of the subscriber at any time until maturity at a price of C$1.00 per common share. The Company is to make monthly payments equal to the lesser of (1) interest for the previous month; and (2) 50% of the distributable cash of BrightLeaf, with distributable cash defined as cash received by BrightLeaf minus payments to lenders, cash expenses and expenditures and cash reserves. If the Company fails to make payments on time, the interest rate increases to 18% until the default is remedied, and an additional 50% late payment fee is charged.

The Company received a waiver from the holders of the notes described above, allowing it to defer required payments until August 2018 with no penalty. The Company requested this waiver as an accommodation to allow it to instead completely pay down a trade payable, which was interest bearing at 12% per year. As of August 2018, the trade payable was completely paid down, and the first required payment to the holders of the notes described above has been made.

The Company used the residual value method to allocate the principal amount between the liability and option components of the convertible promissory notes. The option component of the convertible promissory notes is a derivative liability as the ultimate number of common shares to be issued varies with the foreign exchange rate between United States and Canadian dollars. At the end of each reporting period, the Company revalues the derivative liability, that is the conversion option, by using the Black-Scholes option pricing model with the following assumptions:

	January 31 2019	April 30 2018

Annualized share price volatility	80%	100%
Risk-free interest rate	2.07%	2.11%
Expected lives	1.6 years	1.9 years
Dividend yield	0.0%	0.0%

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

14. Convertible Promissory Note (continued)

On April 30, 2018, the fair value of the derivative liability was estimated at $5,077,000. At January 31, 2019, the Company estimated the fair value of the derivative liability to be $nil, with the result that the Company recorded a gain on the change in fair value of the derivative liability in the period ended January 31, 2019 of $3,772,000. During the period ended January 31, 2019, the Company recognized accretion of $770,000 representing the difference between the fair value of the convertible promissory note financing cost and nominal interest at 12%.

	Convertible promissory note	Derivative liability	Total
	$	$	$

April 30, 2018	4,889,486	5,077,000	9,966,486
Accretion	770,000	-	770,000
Interest	639,740	-	639,740
Payments	(6,299,226)	(1,305,000)	(7,604,226)
Change in fair value of derivative	-	(3,772,000)	(3,772,000)
January 31, 2019	-	-	-

	January 31 2019	April 30 2018
	$	$

Financial statement presentation:
Current liabilities	-	1,144,201
Non-current liabilities	-	3,745,285
	-	4,889,486

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

14. Convertible Promissory Note (continued)

Gotham Green Partners

In November 2018, the Company closed a $32,000,000 secured debt financing with Gotham Green Partners LLC ("GGP"). The use of proceeds was the repayment of all other existing indebtedness of the Company totaling approximately $9,400,000, general corporate purposes, and working capital.  At January 31, 2019 the payable due, with accrued interest, under the terms of the GGP promissory note agreement, and before consideration of transaction costs and the derivative liability, was $32,386,786 (note 22).

The Company used the residual value method to allocate the principal amount between the liability and option components of the convertible promissory notes. The option component of the convertible promissory notes is a derivative liability as the ultimate number of common shares to be issued varies with the foreign exchange rate between United States and Canadian dollars. At the end of each reporting period, the Company revalues the derivative liability, that is the conversion option, by using the Black-Scholes option pricing model with the following assumptions:

	January 31 2019	April 30 2018

Annualized share price volatility	102%	N/A
Risk-free interest rate	2.07%	N/A
Expected lives	2.8 years	N/A
Dividend yield	0.0%	0.0%

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

14. Convertible Promissory Note (continued)

At January 31, 2019, the Company estimated the fair value of the derivative liability to be $13,957,142, with the result that the Company recorded a gain on the change in fair value of the derivative liability in the period ended January 31, 2019 of $1,811,000. During the period ended January 31, 2019, the Company recognized accretion of $266,197 representing the difference between the fair value of the convertible promissory note financing cost and nominal interest at 13.5%.

	Convertible promissory note	Derivative liability	Total
	$	$	$

April 30, 2018	-	-	-
Promissory note proceeds	16,145,000	15,855,000	32,000,000
Transaction costs	(3,776,695)	(3,708,858)	(7,485,553)
Accretion	266,197	-	266,197
Interest	773,572	-	773,572
Payments	(386,786)	-	(386,786)
Change in fair value of derivative	-	1,811,000	1,811,000
January 31, 2019	13,021,289	13,957,142	26,978,431

	January 31 2019	April 30 2018
	$	$

Financial statement presentation:
Non-current liabilities	13,021,289	-
	13,021,289	-

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

15. Share Capital and Members' Capital

Authorized capital

Unlimited number of common shares without par value; and

Unlimited Class A shares without par value.

The holders of the Class A shares are entitled to receive notice of and to attend all meetings of the shareholders or holders of Class A shares and to one vote per Class A share at any meeting of the shareholders of the Company provided that the holders of the Class A shares are not entitled to vote for the election or removal of the directors of the Company. Class A holders are entitled to receive dividends as and when declared by the board if also paid to holders of common shares. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Class A shares are entitled to share rateably, together with holders of common shares, in such assets of the Company as are available for distribution.

Each Class A share shall be convertible into one common share, without payment of additional consideration, at the option of the holder thereof as follows:

a) at any time that is not a restricted period;

b) if the Company determines that it has ceased to be a "foreign issuer" (see below), as such term is defined in Rule 902(e) of the US Securities Act, and has notified the holders of the Class A shares of such determination;

c) if there is an offer to purchase the common shares which must be made by reason of applicable securities legislation or the rules or policies of a stock exchange to all or substantially all of the holders of common shares any of whom are in, or whose last address as shown on the books of the Issuer is in, a province or territory of Canada to which the relevant requirement applies.

For these purposes, a "Restricted Period" means any time at which the board of directors of the Company reasonably believes that the Company is a "Domestic Issuer" under applicable United States securities laws - being a U.S. issuer or a non-U.S. issuer that has a majority (50.1% or more) of its outstanding voting securities held by U.S. residents and either the majority of the executive officers or directors are U.S. citizens or residents, a majority of the assets of the issuer are located in the U.S., or the business of the issuer is administered principally in the U.S. - or would become a Domestic Issuer as a result of the issuance of common shares upon the conversion of a Class A share.

In addition, each Class A share may be converted into one common share at any time and from time to time at the option of the Company upon notice to the holder.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

15. Share Capital and Members' Capital (continued)

Issued capital

87,192,203 common shares

96,521,734 Class A shares

The Company did not issue any shares in the period ended January 31, 2019.

During the period ending December 31, 2017, Cannex Group issued 12,933,571 common shares at a price of C$0.005 for gross proceeds of C$64,668 ($51,734), and 22,776,840 common shares at a price of C$0.02 per share for gross proceeds of C$455,537 ($364,430). Of these shares, 22,450,411 were issued to members of BrightLeaf.

During the period ended December 31, 2017, members contributed net cash of $1,808,381 (cash contributions of $2,293,380 and cash distributed of $499,999). Certain members loans totalling $1,706,120 were converted to members' equity (note 13).

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

16. Reserves

Reserves comprise the fair value of stock option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange.

	Warrants	Share-based compensation reserve	Foreign currency translation reserve	Total
	$	$	$	$

April 30, 2018	554,933	3,278,936	(358,081)	3,475,788

Foreign currency translation reserve	-	-	459,382	459,382
Share-based compensation	6,746,653	2,125,482	-	8,872,135

January 31, 2019	7,301,586	5,404,418	101,301	12,807,305

17. Warrants

	Financing Warrants		Broker Warrants
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
		C$		C$

At April 30, 2018	24,109,936	1.50	1,652,279	1.00
Issued	13,521,328	1.64	-	-
At January 31, 2019	37,631,264	1.53	1,652,279	1.00

At January 31, 2019, warrants were outstanding enabling holders to acquire common shares or units as follows:

Number of Financing Warrants	Number of Broker Warrants	Exercise Price	Expiry Date
		C$

24,109,936	-	1.50	March 12, 2020
-	1,652,279	1.00	March 12, 2020
13,521,328	-	1.64	November 21, 2021

37,631,264	1,652,279

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

18. Share-Based Compensation

Cannex's board of directors has adopted rolling stock option plans under which the Company is authorized to grant options to directors, employees and consultants to acquire up to 10% of the issued and outstanding common shares and 10% of the issued and outstanding Class A shares. The exercise price of each option is based on the market price of the Company's stock for a period preceding the date of grant. The options can be granted for a maximum term of ten years and vest as determined by the board of directors. The Company's shares trade in Canadian dollars and options granted to date have been denominated in Canadian funds.

The Company's practice is to issue share options with a term of five years that vest in increments over a two-year period.

Option Grants

In October 2018, the Company granted 1,975,000 options to directors, employees and consultants of the Company. The grant-date fair value of the options was C$0.66. The options are exercisable at C$1.00 per share until October 2023.

In December 2017, the Company granted 11,650,000 options to directors, employees and consultants of the Company. The grant-date fair value of the options was C$0.75. The options are exercisable at C$1.00 per share until December 2022. Options granted to directors, employees and consultants vest in three equal tranches: March 13, 2018; March 13, 2019 and March 13, 2020. Options granted for investor relations vest in four equal tranches on June 13, 2018, September 13, 2018, December 13, 2018 and March 13, 2019.

A summary of stock option activity to January 31, 2019 follows:

	Stock Options Outstanding	Weighted Average Exercise Price C$

September 30, 2017	-	-

Granted	11,650,000	1.00
Forfeited	(250,000)	1.00

April 30, 2018	11,400,000	1.00

Granted	1,975,000	1.00
Forfeited	(150,000)	1.00

January 31, 2019	13,225,000	1.00

During the period ended January 31, 2019, the Company recognized share-based compensation of $2,125,482 (December 31, 2017 - $462,505) in connection with stock options issued.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

18. Share-Based Compensation (continued)

At January 31, 2019, the Company had outstanding and exercisable stock options as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
C$			C$		C$

$1.00	13,225,000	4.0 years	1.00	8,275,000	1.00

The Company employed the Black-Scholes option-pricing model using the following weighted average assumptions to determine share-based compensation:

	2018	2017

Annualized share price volatility	96%	100%
Risk-free interest rate	2.0%	2.0%
Expected option lives	4.8 years	4.75 years
Dividend yield	0.0%	0.0%

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

19. Related Party Transactions

The Company considers key management personnel to be those persons determined as having authority and responsibility for planning, directing and controlling the activities of the Company. Key management includes the Company's board of directors and executive officers.

Key management personnel compensation was:

	Three months ended		Nine months ended
	January 31 2019	December 31 2017	January 31 2019	December 31 2017
	$	$	$	$

Short-term employee benefits	47,642	-	156,902	-
Management fees (included in wages and salaries)	146,014	-	438,042	-
Directors' fees	50,960	-	113,171	-
Share-based compensation (note 21)	528,116	-	1,463,994	-
	772,733	-	2,172,110	-

Included in management fees above are amount paid to companies controlled by related parties:
• A company controlled by the Company's CEO	23,007	-	69,021	-
• A company controlled by the Company's CFO	23,007	-	69,021	-
• A company controlled by the Company's COO	100,000	-	300,000	-
	146,014	-	438,042	-

Short-term employee benefits were paid or accrued directly to employees and directors of the Company.

Share-based compensation comprised the fair value of incentive stock options awarded to directors and officers.

At January 31, 2019, the Company owed $nil (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities (note 14).

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

19. Related Party Transactions (continued)

During the period ended January 31, 2019, the Company generated product sales of $3,144,796 (December 31, 2017 - $2,018,347) and rental income of $4,780,298 (December 31, 2017 - $4,204,672) from a company owned by an individual holding 2,037,658 common shares and 12,015,565 Class A shares (see note 20).

During the period ended January 31, 2019, the Company generated product sales of $nil (September 30, 2017 - $nil) and rental income of $2,205,000 (December 31, 2017 - $nil) from a company owned by a member of the board of the Company (see note 20).

In the period ended January 31, 2019, the Company paid or accrued interest of $592,013 (December 31, 2017 - $939,924) to related parties.

As at January 31, 2019, $nil (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

As at January 31, 2019, $2,134,365 (April 30, 2018 - $365,887) of the Company's trade receivables were due from companies controlled by related parties.

As at January 31, 2019, $nil (April 30, 2018 - $527,592) of equipment finance receivable is due from companies controlled by related parties.

As at January 31, 2019, the Company paid management fees of $600,000 (December 31, 2017 - $nil) to a company owned by a member of the board of the Company.

20. Commitment

The Company has entered into a commercial property lease with a remaining life of 4.6 years, with a five-year renewal option. The future minimum rental payments under the lease at January 31, 2019 were:

Periods ending April 30	$

2019	187,500
2020	255,000
2021	255,000
2022	255,000
2023	255,000
2024	21,250
1,228,750

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

21. Segment Reporting

As at January 31, 2019, the Company had three reportable segments: (1) real estate; (2) supplies; and (3) corporate. Operating segments are aggregated and organized by the nature of the product and service provided.

Three months ended January 31, 2019	Real Estate	Supplies	Corporate	Total
	$	$	$	$

Revenue from external customers	2,397,512	1,281,275	-	3,678,787

Cost of sales	-	(1,102,601)	-	(1,102,601)

Depreciation	499,717	-	153	499,870

Interest expense	-	-	1,187,754	1,187,754

Share-based compensation	-	-	1,155,695	1,155,695

Income (loss) before income taxes	1,722,815	123,915	(9,811,824)	(7,915,094)

Income taxes	(351,000)	(26,000)	627,000	250,000

Capital expenditures	(77,736)	-	-	(77,736)

Total assets	2,046,578	178,237	19,560,145	21,784,960

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

21. Segment Reporting (continued)

Three months ended December 31, 2017	Real Estate	Supplies	Corporate	Total
	$	$	$	$

Revenue from external customers	1,639,296	1,244,709	-	2,884,005

Cost of sales	-	(1,083,383)	-	(1,083,383)

Depreciation	731,477	-	-	731,477

Interest expense	300,164	19,012	1,450	320,626

Interdivisional sales (purchases)	-	-	29,142	29,142

Interdivisional transactions	29,029	(29,029)	-	-

Income (loss) before income taxes	330,844	89,917	(1,140,366)	(719,605)

Share-based compensation	-	-	462,505	462,505

Income taxes	-	-	-	-

Capital expenditures	506,819	-	-	506,819

Total assets	30,129,845	1,770,229	11,458,191	43,358,265

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

21. Segment Reporting (continued)

Nine months ended January 31, 2019	Real Estate	Supplies	Corporate	Total
	$	$	$	$

Revenue from external customers	6,985,928	3,144,796	-	10,130,724

Cost of sales	-	(2,544,203)	-	(2,544,203)

Depreciation	1,500,126	-	304	1,500,430

Interest expense	100,828	-	1,733,313	1,834,141

Share-based compensation	-	-	2,125,482	2,125,482

Income (loss) before income taxes	4,845,196	447,861	(9,677,898)	(4,384,841)

Income taxes	(953,000)	(94,000)	892,000	(155,000)

Capital expenditures	52,885	-	-	52,885
Total assets	33,451,530	983,323	30,648,700	65,083,553

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

21. Segment Reporting (continued)

Nine months ended December 31, 2017	Real Estate	Supplies	Corporate	Total
	$	$	$	$

Revenue from external customers	4,204,672	2,018,347	-	6,223,019

Cost of sales	-	(1,729,206)	-	(1,729,206)

Depreciation	1,359,357	-	-	1,359,357

Interest expense	1,041,829	62,601	9,001	1,113,431

Interdivisional sales (purchases)	-	-	29,142	29,142

Interdivisional transactions	(670,065)	670,065	-	-

Income (loss) before income taxes	1,418,514	82,940	(1,519,344)	(17,890)

Share-based compensation	-	-	462,505	462,505

Income taxes	(1,919,930)	-	-	(1,919,930)

Capital expenditures	1,804,558	-	-	1,804,558
Total assets	30,129,845	1,770,229	11,458,191	43,358,265

* Does not include capitalized interest of $57,284

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

21. Segment Reporting (continued)

The geographical location of assets is as follows:

		January 31 2019		April 30 2018
	$		$

US		58,111,238		35,268,206
Canada		6,972,315		11,830,582
Total assets		65,083,553		47,098,788

All of the Company's long-lived assets are located in the United States. All revenues were generated in the United States.

The following customers represented more than 10% of sales (see note 19):

	January 31, 2019		December 31, 2017
	Amount $	%	Amount $	%

Customer A	4,780,928	68	5,251,755	95
Customer B	2,205,000	32	277,700	5

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

22. Financial Risk Management

The Company's activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. The Company does not have a practice of trading derivatives.

Fair Values

There were no changes in level 1, 2, or 3 financial instruments during the period ended January 31, 2019.

Foreign Exchange Risk

The Company's activities are primarily undertaken in the United States but the parent company is located in Canada and the Company is exposed to changes in exchange rate between the US and Canadian dollars.

As at January 31, 2019 with other variables unchanged, a 10% increase (decrease) in the Canadian dollar would decrease (increase) net earnings by approximately $448,700. Exposure to the Canadian dollar on financial instruments is as follows:

Balance at January 31, 2019	$

Cash and cash equivalents	6,527,544
Receivables	160,981
Accounts payable and accrued liabilities	(790,615)

Balance at April 30, 2018	$

Cash and cash equivalents	245,412
Receivables	67,107
Accounts payable and accrued liabilities	(1,043,507)

Interest Rate Risk

The Company's interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Cash earns interest based on market interest rates. The Company's revolving loans and promissory notes have fixed interest rates and are not exposed to interest rate risk until maturity.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

22. Financial Risk Management (continued)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company's credit risk arises primarily with respect to its cash and cash equivalents and trade receivables.

The Company manages credit risk by holding cash with large reputable financial institutions and trading with recognized creditworthy third parties. In addition, receivable balances are monitored on an on-going basis with the result that the Company's exposure to bad debt is not significant.

The Company also manages its credit risk by investing its cash only in obligations of Canada and the United States or its respective agencies, obligations of enterprises sponsored by any of the above governments; bankers' acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

The Company's maximum exposure to credit risk at the reporting date is the carrying value of cash and trade receivables.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

January 31, 2019	Less than three months	Three to 12 months	One to five years	Total
	$	$	$	$

Accounts payable and accrued liabilities	1,611,387	-	-	1,611,387
Convertible promissory notes (note 14)	-	-	32,386,786	32,386,786
	1,611,387	-	32,386,786	33,998,173

Fair Value

The fair value of the Company's financial assets and financial liabilities, other than a convertible note receivable and convertible promissory notes, approximate the carrying value due to the short-term maturities of the instruments and for long-term promissory notes, notes receivable, a market rate of interest.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

23. Loss Per Share

	Three months ended		Nine months ended
	January 31 2019	December 31 2017	January 31 2019	December 31 2017

Loss for the period	$(7,665,094)	$(719,605)	$(4,539,841)	$(1,937,820)
Weighted average number of common shares outstanding	183,713,937	96,801,748	183,713,937	35,078,186
Loss per share, basic and diluted ($ per share)	(0.04)	(0.01)	(0.02)	(0.06)

For the purpose of determining loss per share, common shares and Class A shares are treated as participating on an equal basis.

Diluted loss per share for the periods ended January 31, 2019 and December 31, 2017 are the same as basic loss per share. At January 31, 2019, the exercise of the 8,275,000 share options (December 31, 2017 - 11,250,000) and 39,283,543 warrants would be anti-dilutive.

24. Supplemental Disclosure With Respect to Cash Flow

During the period ended January 31, 2019 the Company incurred the following non-cash transactions:

  Paid $nil in income taxes.

  Recorded a non-cash gain of $3,772,000 and $1,811,000 loss on the change in fair value of a derivative liability (note 14).

During the period ended December 31, 2017 the Company incurred the following non-cash transactions:

  Paid $nil in income taxes.

  Converted promissory notes of $1,706,120 into equity.

CANNEX CAPITAL HOLDINGS INC. (formerly Arco Resources Corp.) Notes to the Condensed Consolidated Interim Financial Statements For the Nine Months Ended January 31, 2019 (United States dollars)

25. Events After the Reporting Period

In February 2019, the Company granted 200,000 options to an investor relations provider. The options are exercisable at C$1.00 per share until February 2024 and vest in two equal instalments on February 1, 2019 and May 1, 2019.

In February 2019, the Company signed a binding letter agreement to acquire 100% of Pure Ratio Holdings, Inc., in a cash and stock transaction. Pursuant to the proposed transaction, the Company will pay Pure Ratios' shareholders total consideration of up to $2,000,000 in cash, 3,500,000 shares of Cannex stock, $2,500,000 of contingent cash consideration and the assumption of $500,000 of Pure Ratios' existing debt for total maximum consideration of $8,000,000. Upon closing of the transaction, Cannex will pay the Pure Ratios' shareholders $1,400,000 in cash with an additional $100,000 per month for 6 months for total cash consideration of $2,000,000 and will issue 3,500,000 shares of Cannex. All shares issued in the Transaction will be subject to a statutory Canadian hold period of four months and a day from the date of issuance. The Transaction is subject to a number of conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement which shall supersede the letter agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the transaction will be completed as proposed herein or at all.

In March 2019, the Company signed a definitive agreement with 4Front with respect to the business combination whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company. Cannex and 4Front are arm's length parties. In connection with the transaction, an application will be made to list the resulting issuer's subordinate voting shares for trading on the Canadian Securities Exchange (the "CSE") initially under Cannex's symbol "CNNX", and it is expected that a new ticker symbol will be obtained in connection with the transaction. The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019.

In March 2019, the Company made a $500,000 investment into a California-based company focused on products in the beauty and wellness industry.